Exhibit 99.1

No. 26/09

IAMGOLD FILES FINAL BASE SHELF PROSPECTUS

Toronto, Ontario, July 30, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced it has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 13, 2009.  The filing of a base shelf prospectus will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to US$700 million during the next 25 months.  The Company filed the base shelf prospectus to increase financial flexibility but has no immediate intentions to finance.  The proceeds from any such offerings may be used by the Company to fund acquisitions, development projects on existing or acquired mineral properties, working capital requirements, repayment of outstanding indebtedness from time to time or for other general corporate purposes.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.